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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    FORM 6-K


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                          SECURITIES EXCHANGE ACT OF 1934


For the month of April 26        , 2004.
                          -------    --

Commission File Number
                        ----------------


                          DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
                   (Translation of registrant's name into English)


     3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                      (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /x/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                               --------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                --------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES / / No /x/

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-             .
                                      ------------


                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DOMAN INDUSTRIES LIMITED
                                              --------------------------------
                                                         (Registrant)


Date        April 26, 2004                 By      /s/ Philip G. Hosier
     --------------------------------         --------------------------------
                                                        (Signature)*
                                                      Philip G. Hosier
---------------------                               Vice President, Finance
* Print the name and title under the signature of the signing officer


                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                                            DOMAN INDUSTRIES LIMITED
                       [GRAPHIC OMITTED]    435 TRUNK ROAD
                                            DUNCAN, BRITISH COLUMBIA
                                            CANADA V9L 2P9

                                            TELEPHONE:   (250) 748-3711
                                            fACSIMILE:   (250) 748-6045

                              N E W S R E L E A S E

                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

APRIL 26, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that the Company has reached an agreement in principle with certain unsecured noteholders (the "Unsecured Noteholder Group") to support the plan of compromise and arrangement (the "Unsecured Noteholder Plan"), submitted to the Court in connection with proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT by the Unsecured Noteholder Group, subject to certain modifications, including the provision of equity participation for existing shareholders in the form of warrants.

As previously announced, on April 6, 2004 the Court adjourned the application made by the Unsecured Noteholder Group to move forward with the Unsecured Noteholder Plan until April 30, 2004. Under that order the Company has until April 30, 2004 to file its own plan. Since then the Company and its advisors have reviewed the letter of intent received from Ableco Finance LLC and the proposal submitted by The Catalyst Capital Group Inc. and have discussed these proposals with the Unsecured Noteholder Group. The Company has been advised that the Unsecured Noteholder Group have considered the two proposals and that they and a significant number of other unsecured noteholders have rejected them in favour of the Unsecured Noteholder Plan. Accordingly, the Board has concluded that there is no support from the Unsecured Noteholder Group and insufficient support from the unsecured creditors to pursue any restructuring alternatives other than the Unsecured Noteholder Plan.

A copy of the Unsecured Noteholder Plan submitted to the Court is available on the Company's website at www.domans.com under the 19th Monitor's Report.

As noted above, the Unsecured Noteholder Plan would be modified to make provision for the issuance to existing shareholders of Doman three tranches of warrants of Lumberco (the post restructured entity that would operate the solid wood business of Doman and operate indirectly through a wholly owned subsidiary the pulp assets of Doman other than Port Alice). These warrants would be non-transferable and have a five year term. They would be exercisable for 10% of the fully-diluted shares of Lumberco on the following basis:

TRANCHE 1 WARRANTS
     -    2% of the fully-diluted shares of Lumberco
     - exercisable at enterprise value (long-term debt and market value of equity) of $700 million

TRANCHE 2 WARRANTS
     -    3% of the fully-diluted shares of Lumberco
     -    exercisable at enterprise value of $950 million

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                                      -2-
TRANCHE 3 WARRANTS
     -    5% of fully-diluted shares of Lumberco
     -    exercisable at enterprise value of $1.15 billion

Lumberco will also be entitled to give a 30-day notice of termination with respect to any tranche of warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the shares of Lumberco trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity.

The modified Unsecured Noteholder Plan will provide for 55% of the warrants to be allocated to holders of the Class A Preferred Shares and 45% of the warrants to be allocated to holders of the Class A Common Shares and Class B Non-Voting Shares (with each share of each Class A Common Shares and Class B Non-Voting Shares having the same pro rata entitlement to the warrants). The provision of the warrants to the shareholders will be subject to obtaining a Court order to the effect that any disputes relating to the warrants, including, without limitation, disputes as to the allocation of the warrants as between the three classes of shareholders, will have no effect upon the sanctioning of the Unsecured Noteholder Plan and will not be permitted to interfere or delay the timetable for approval, sanctioning and implementation of the Unsecured Noteholder Plan.

As previously announced, the April 6, 2004 Court order does not preclude the Company from seeking purchasers for Port Alice and the Company's efforts to identify a purchaser for Port Alice are continuing. However, as part of the agreement in principle, the Company has agreed not to seek a Court order extending the May 11, 2004 shut down date of the Port Alice Mill without the concurrence of the Unsecured Noteholder Group.



ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT: MICHAEL FITCH 604 631 4779 OR RICK DOMAN 250 748 3711